[ALLSTATE LOGO]

January 19, 2021

VIA EDGAR

Sonny Oh, Esq.
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Response to SEC Staff Comments on Post-Effective Amendment No. 21 to the
Registration Statement on Form N-4
    SEC File Nos. 333-114560 and 811-09327
    Allstate Financial Advisors Separate Account I (Registrant)
    Allstate Life Insurance Company (Depositor)

Dear Mr. Oh:

On behalf of the above-referenced Registrant, below are responses to Staff comments received orally on Monday, November 23, 2020 on the registration statement noted above. Included in this submission are a revised prospectus and Statement of Additional Information which are marked to show the changes described below. Also included is a revised Part C.

The Staff’s comments and our responses are as follows:

1.Comment: Supplement: Delete of change the supplement to make it relevant to 2021.
Response: We have deleted the supplement.

2.Comment: Cover Page: Use all defined terms consistently; e.g.: “Allstate Life” “Contract” “Investment Alternatives”
Response: We have made revisions throughout the document to make terms consistent.

3.Comment: Cover Page: Use the full official name of the contract in the definition of the contract.
Response: Full name has been added to the definition of contract.

4.Comment: Cover Page: The last two lines look like they need to go somewhere else.
Response: The two lines were supposed to be a footnote to the definition of “Contract” and has been corrected.

5.Comment: Page 1: Is such a lengthy glossary necessary?

Sonny Oh, Esq.
January 19, 2021

Response: We have shortened the glossary by primarily removing terms that are relevant only to optional benefits.

6.Comment: Page 6: Delete footnote in “Charges for Early Withdrawals” section
Response: The footnote has been deleted.

7.Comment: Page 6: Use “Investment Alternatives” not investment options - universal change throughout the prospectus.
Response: We have made this change throughout

8.Comment: Page 6: Use “Data Page” versus specifications page - universal change throughout the prospectus.
Response: We have made this change throughout.

9.Comment: Page 7: Make sure the base contract expense reflects the $30 annual charge as a percentage and is included; incorporate this into previous page fees and expenses table. Make sure the table is one combined table and not separated out.
Response: We have added the annual charge as required. We have checked to confirm the formatting of the table.

10.Comment: Page 7: Add “(as a percentage of Separate Account Assets)”
Response: Parenthetical added

11.Comment: Page 7: Combine the break outs for the three Allstate Advisor Preferred options into just one line – overall minimum and maximum. Say “(varies by class)”.
Response: These changes have been made.

12.Comment: Page 7: Double check fee ranges to other tables; For Allstate Advisor Preferred, combine the three options into one.
Response: We have confirmed the fees and corrected where needed. Allstate Advisor Preferred now shows one line not three.

13.Comment: Page 7: Add “(for a single optional benefit if elected)”
Response: Change made

14.Comment: Page 7: The paragraph below the * footnote is the introduction paragraph for the next table; Bold the sentence "This estimate assumes…which could substantially increase costs"
Response: We have corrected the formatting and bolded the referenced sentence.

15.Comment: Page 7: Add “(in dollars)” to first column title; For Allstate Advisor Preferred, just do one line item for the contract; In assumptions sections, change “combination of Contract charges” to “combination of Contract classes”.
Response: These changes have been made

Sonny Oh, Esq.
January 19, 2021

16.Comment: Page 7: In “Risk of Loss” row, reference Principal Risks section instead of Important Notices
Response: This change has been made

17.Comment: Page 7: “Funds” or “Portfolios” - just use one – universal change throughout the prospectus.
Response: We have deleted “Funds” and just use “Portfolios” throughout.

18.Comment: Page 8: Add disclosure: “Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.”
Response: We have added this disclosure

19.Comment: Page 9: Use “Contract” not “Policy” - universal change throughout prospectus; Second paragraph, indicate that the investor may incur additional fees for choosing a particular benefit, as summarized below.
Response: We have made a global change to remove “Policy” and use “Contract”; added “An investor may incur additional fees for choosing a particular benefit, as summarized below.” to the end of the second paragraph in the “Purpose” section.

20.Comment: Page 9: Bold: “Additional information about each Portfolio is provided in Appendix A to this prospectus.”
Response: The sentence has been bolded.

21.Comment: Page 10: Make sure this table is part of the above table
Response: We have verified the formatting to ensure the table is all one.

22.Comment: Page 10: Add "at no additional charge" to the Portfolio Rebalancing and Systematic Withdrawal Program.
Response: These have been added.

23.Comment: Page 11: Delete the second paragraph under “Expense Table”; Under “Transaction Expenses” delete “Sales load imposed on…”
Response: These deletions have been made

24.Comment: Page 11: Make the additional information about the withdrawal charges in a footnote and smaller font
Response: We have corrected the formatting for this

25.Comment: Page 12: Maximum column should be first; minimum should be called ‘current’ and come second; “Mortality and Expense Risk Charge” should be “Base Contract Expenses” and include the administrative charge.
Response: We have reformatted the columns and corrected the base contract expenses.

Sonny Oh, Esq.
January 19, 2021

26.Comment: Page 12: Add “(as a percentage of [appropriate factor])”
Response: We have added this information

27.Comment: Page 12: Clarify which optional benefits cannot be held at the same time; make sure all optional benefits are broken out by expenses; For the SureIncome option, incorporate the three different cost structures. Add Sure Income ROP death benefit too.
Response: We have added a footnote for the True Return option stating it cannot be combined with any other living benefits. The three cost structures for the SureIncome option have been added. For the ROP Death Benefit, we have reviewed the SureIncome riders and note that the SureIncome ROP is part of those two riders – it is not stand alone, and there is no extra fee for it.

28.Comment: Page 12: Disclose what features and options are in the example; and note that example is $100k, so add a zero at end of the numbers
Response: We have added the features and options shown in the example and corrected the numbers.

29.Comment: Page 13: Connect last three tables for Allstate Advisor Preferred
Response: We have changed the formatting

30.Comment: Page 14: Make sure all risks are shown - include the ones from page 5.
Response: We have copied and pasted the risks from page 5.

31.Comment: Page 18: Confirm that contract owners who have this now can receive the credit enhancements – and add to page 10 policy features item 10c
Response: Yes, we have confirmed this and it is accurately reflected in the referenced section.

32.Comment: Page 19: Can delete the first paragraph after the credit enhancement table since it is N/A now
Response: We have deleted the paragraph “If you exercise your right…”

33.Comment: Page 19: Confirm that all material state variations are disclosed
Response: Yes, all material state variations are disclosed.

34.Comment: Page 25: Group similar benefits together and organize this section better; use footnotes to state when benefits were altered.
Response: We have re-organized the table and added appropriate footnotes.

35.Comment: Page 25: In the “Brief Description of Restrictions or Limitations” column, be more brief, for example, simply say “Must meet certain criteria to be considered confined to a long term care facility and provide proof of confinement.”
Response: We have shortened the longer descriptions to be more brief.

Sonny Oh, Esq.
January 19, 2021

36.Comment: Page 21: The current charge needs to be in a separate column; change the title of the “Maximum/Current Fee” column to only “Maximum Fee”; and for all of the ones that show a fee add “(as a percentage of [appropriate factor])”
Response: We have added a “Current Fee” column and corrected the title of the Maximum Fee column. We have added “(as a percentage of [appropriate factor])” where needed.

37.Comment: Page 22: Only show one max charge for a benefit - do not separated them out by age.
Response: We have made this correction

38.Comment: Page 23: Delete parentheticals for each of the charges
Response: We have deleted these

39.Comment: Page 24: SureIncome ROP: Just show the maximum - the highest, not for all ages.
Response: We have made this change.

40.Comment: Page 24: TrueReturn Accumulation Benefit Option: Is the last sentence correct regarding Premiums in the first 12 rider months? Double check and be consistent in rest of prospectus
Response: Yes, we checked and the sentence is correct. We have verified the rest of the prospectus.

41.Comment: Page 25: Put the SAI information in here for the AUV sections.
Response: AUV calculation information taken from the SAI and included in this section now.

42.Make sure to discuss fees and costs associated with all optional benefits; Include examples for all major benefits as to how they operate
Response: We have included the optional benefits fees and expenses and have examples as Appendices.

43.Comment: Page 43: “Appendix A” not “XXX”
Response: This has been corrected throughout the prospectus

44.Comment: Page 43: Delete the sentence 'we will mail you...'
Response: This has been deleted

45.Comment: Page 46: Reference here to Appendix A is not correct. Fix this and do a global check to make sure Appendix references are correct.
Response: We have made this change and have corrected all Appendix references.

46.Comment: Page 46: State what the actual true lowest minimum is;
Response: We have added the actual rate.

Sonny Oh, Esq.
January 19, 2021

47.Comment: Page 47: Correct Appendix reference
Response: This has been corrected

48.Comment: Page 47: Disclose actual minimum rate
Response: We have added the actual rate

49.Comment: Page 52: Insert a sub-heading to offset optional fees and benefits
Response: We have added the sub-heading

50.Comment: Page 55: Add the SureIncome ROP death benefit fee information section here
Response: The SureIncome ROP death benefit is only available as part of the SureIncome Option and does not have a separate fee.

51.Comment: Page 55: Per item 7, provide more disclosure on withdrawal charges including current charge, where deducted and consideration for the charge.
Response: We have added additional information here consistent with the requirements and what we have in the Morgan Stanley VA II prospectus.

52.Comment: Page 57: Should say “Portfolio” not “other” expenses; Add Appendix A cross reference
Response: These changes have been made

53.Comment: Page 68: Provide examples of the death benefit options.
Response: We have provided the examples as Appendices.

54.Comment: Page 69: Check Appendix references; Make sure each example shows the full benefit not just part of how it works. (Can use Appendices to show how all benefits work)
Response: We have corrected Appendix lettering and references and the examples.

55.Comment: Page 75: “Variable Account” - Delete old information; add “The assets of the Allstate Financial Advisors Separate Account I may not be used to pay any liabilities of Allstate Life other than those arising from the Contracts.”
Response: Deleted information about the Consolidation; added the required sentence.

56.Comment: Page 75: Move dividend and capital gains information.
Response: Moved to “Investment Alternatives: The Variable Sub-Accounts” section.

57.Comment: Page 76: Include principal address for ADLLC
Response: We have added this

58.Comment: Page 78: Make sure financial information is updated.
Response: We will update the financial information upon final filing, when the financials are filed and the information is known.

Sonny Oh, Esq.
January 19, 2021

59.Comment: Add disclosure to address the tax implications of electing the optional death and income options.
Response: We have added the appropriate disclosure.

60.Comment: Appendix A: Redo the table to follow the form. Remove 'platform charge', update footnotes; First paragraph, add disclosure from item 10. Add language for waiver and reimbursement footnotes.
Response: Updated table to conform to what is in the form; removed “platform charge”; updated footnotes to remove old ones; disclosure added; The waiver and reimbursement information will be provided by Investment Management in March to be added to the final filing.

61.Comment: Appendix B-1: Guarantee Option 1 - give a little more detail like on page B-9 tell a little more about them; be as concise as possible
Response: We added the following disclosure “If you add the TrueReturn Option to your contract, you must adhere to certain requirements related to the investment alternatives in which you may invest during the Rider period. The specific requirements will depend on the Model Portfolio Option you have selected and the effective date of your TrueReturn option. These requirements are described below in more detail.”

62.Comment: Appendix B-2: Clean up footnotes
Response: These have been updated to remove old information.

63.Comment: (document page 130): Add address for investor inquiries; Add registrant and SEC information required
Response: We have added this information

64.Comment: General Information and History Depositor (document page 133): Duplicative, delete unnecessary information; Identify custodian
Response: We have deleted old information and added the information for the custodian.

65.Comment: Purchase of Securities being offered (document page 136): Move into prospectus
Response: We have moved this information.

66.Comment: Annuity Payments (document page 137): Add disclosure to make this clearer – NIF, etc.
Response: We have added the information

67.Comment: Part C Other Information: Add item number
Response: Added Item number

68.Comment: (k)(l) (document page 141): add in I and j

Sonny Oh, Esq.
January 19, 2021

Response: We have added I and J

69.Comment: (o) (document page 142): N/A
Response: We have noted that (o) is N/A

70.Comment: ITEM 32. Location of Accounts and Records; Use “Allstate Life” consistently – global change
Response: We have added the Location and have made a global change to reflect “Allstate Life”.

If you have any questions, please call me at (402) 304-7695.

Very truly yours,

/s/ Jan Fischer-Wade
Jan Fischer-Wade
Senior Attorney